

August 15, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

> **Re:** **Sky Solar Holdings, Ltd.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted August 1, 2014**
> **CIK No. 1594124**

Dear Ms. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary – Our Business, page 1

1. We note your response to comment 22 in our letter dated July 14, 2014. We also note your disclosure here and throughout your filing that "In 2013, we began to strategically reduce our Pipeline + EPC and BT businesses in favor of our IPP business in order to internalize more value from project development and generate recurring revenue and cash flow". Please expand this disclosure to provide the carrying value and MW capacity of the IPP solar parks you currently operate that you initially constructed and sold to a related party but subsequently repurchased to settle outstanding receivables.

Prospectus Summary – Summary Consolidated Financial and Operating Data, page 10

2. Please disclose, parenthetically or in a footnote, the amount or percentage of related party revenue during each period presented. This comment is also applicable to page 55.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 73

3. We have read your responses to comments nine and ten in our letter dated July 14, 2014. In regard to electricity generation income, please quantify and discuss changes in the amount of MW sold and the average selling price per MW sold during each period presented. In addition, please disclose and discuss changes in the percentage of MW sold each period relative to your capacity each period.

4. Please disclose the percentage of capacity that is committed under long term power purchase agreements, address the pricing terms of the agreements, and disclose the weighted average contract life. Also, based on your response to comment 15, please revise your disclosures on page 98 to clarify the pricing terms of your power purchase agreements, identify the counterparty for each agreement, and, to the extent available, provide any relevant credit ratings for each counterparty.

Related Party Transactions, page 137

5. In regard to your disclosures related to ChaoriSky Solar, it is not clear to us why you did not also disclose your repurchase of IPP solar parks from them. Please clarify or revise.

Consolidated Financial Statements
3. Significant Accounting Policies – Revenue Recognition, page F-14

6. We note your response to comment 15 in our letter dated July14, 2014. Please more fully explain to us how and why the revised power purchase agreements with Greece contain a lease based on the guidance in IFRIC 4 and address the potential impact of this determination on your financial statements.

32. Acquisition of Subsidiaries, page F-62

7. We note your response to comment 21 in our letter dated July 14, 2014; as previously requested, please tell us how the fair value you recorded for the IPP solar parks you acquired compares to the cost of those assets as recorded by ChaoriSky Solar and address the reasons for any significant difference. Also, in regard to your disclosures pursuant to the investment test under Rule 3-05 of Regulation S-X, it is not clear to us why the "amount due to the group", that you use to determine the "adjusted purchase consideration", is not the same as the "amount due to the group" disclosed in note 32. It appears to us that the investment test should be based on the "purchase price" at the acquisition date and it would not be appropriate to use an amount that may have been due as of an early date such as December 31, 2012. Please clarify or revise.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
       Shuang Zhao, Esq.